I.	General Identifying Information
       1.	Reason fund is applying to deregister (check only one;
for descriptions, see Instruction 1 above):
               [   ]	Merger

               [X]	Liquidation

               [   ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

       2.	Name of fund:  Northstar Life Variable Universal Life
Account

       3.	Securities and Exchange Commission File No.: 811-09807

       4.	Is this an initial Form N-8F or an amendment to a
previously filed Form N-8F?

[ ] Initial Application [X] Amendment

       5.	Address of Principal Executive Office (include No. &
Street, City, State, Zip Code):

              Northstar Life Insurance Company
              The Trebloc Building
              301 East State Street
              Ithaca, NY  14850

       6.	Name, address, and telephone number of individual the
Commission staff should contact with any questions regarding this form:

              Theodore J. Schmelzle
              Counsel
              400 Robert Street North
              St. Paul, MN  55101
              (651) 665-3930

       7.	Name, address and telephone number of individual or
entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
270.31a-1, .31a-2]:

              Northstar Life Insurance Company
              400 Robert Street North
              St. Paul, MN  55101
              (651) 665-3930

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

       8.	Classification of fund (check only one):

               [   ]	Management company;

               [X]	Unit investment trust; or

               [   ]	Face-amount certificate company.

       9.	Subclassification if the fund is a management company
(check only one):  Not applicable.

               [   ]	Open-end [ ] Closed-end

       10.	State law under which the fund was organized or formed
(e.g., Delaware, Massachusetts):

       New York

       11.	Provide the name and address of each investment adviser
of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

              Fund/Portfolio			Investment Adviser
	Investment Sub-Adviser

              Not applicable

       12.	Provide the name and address of each principal
underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

              Securian Financial Services
              400 Robert Street North
              St. Paul, MN  55101-2098

       13.	If the fund is a unit investment trust ("UIT") provide:

              (a)	Depositor's name(s) and address(es):

              Northstar Life Insurance Company
              400 Robert Street North
              St. Paul, MN  55101
              (651) 665-3930
              (b)	Trustee's name(s) and address(es):  Not applicable.

       14.	Is there a UIT registered under the Act that served as a
vehicle for investment in the fund (e.g., an insurance company separate account)?

       [ ] Yes [X] No

       If Yes, for each UIT state:

       Name(s):

       15.	(a)	Did the fund obtain approval from the board of
directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

       [X] Yes [ ] No

       If Yes, state the date on which the board vote took place: The Board of Directors of Northstar Life Insurance Company was informed of the decision to liquidate the Northstar Life Variable Universal Life Account prior to filing the initial application for deregistration. Effective on September 28, 2006, the Board of Directors executed a formal resolution authorizing the liquidation of the Separate Account.

       If No, explain:

              (b)	Did the fund obtain approval from the shareholders
concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

       [ ] Yes [X] No

       If Yes, state the date on which the shareholder vote took place:

       If No, explain: As noted in Item 15(a) above, the Board of Directors of Northstar Life Insurance Company was informed of the decision to liquidate the Northstar Life Variable Universal Life Account and a formal resolution authorizing the liquidation of the Separate Account was executed by the Board of Directors. However, the Northstar Life Variable Universal Life Account was never used to fund variable life insurance policies or any other type of security issued to investors. As such, the Northstar Life Variable Universal Life Account had no shareholders other than the Northstar Life Insurance Company as the sole "seed money" shareholder of the Separate Account.
The term "seed money" as used herein refers to funds contributed to the Northstar Life Variable Universal Life Account by the Northstar Life Insurance Company as depositor to the Separate Account to establish initial unit values for the subaccounts of the Separate Account.

II.	Distributions to Shareholders

       16.	Has the fund distributed any assets to its shareholders
in connection with the Merger or Liquidation?

       [X] Yes [ ] No

       (a)	If Yes, list the date(s) on which the fund made
those distributions: As noted in response to Item 15(b) above, the Northstar Life Variable Universal Life Account was never used to fund variable life insurance policies or any other type of security issued to investors. As such, the Northstar Life Variable Universal Life Account had no shareholders other than the Northstar Life Insurance Company as the sole "seed money" shareholder of the Separate Account.

Seed money deposited by Northstar Life Insurance Company was taken out of the Separate Account on December 27, 2005. The term "seed money" as used herein refers to funds contributed to the Northstar Life Variable Universal Life Account by the Northstar Life Insurance Company as depositor to the Separate Account to establish initial unit values for the subaccounts of the Separate Account.

(b)	Were the distributions made on the basis of net
assets?

[X] Yes [ ] No

(c)	Were the distributions made pro rata based on share
ownership?

       [X] Yes [ ] No

       (d)	If No to (b) or (c) above, describe the method of
distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

       (e)	Liquidations only:

       Were any distributions to shareholders made in kind?

       [ ] Yes [X] No
       If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

       17.	Closed-end funds only:

       Has the fund issued senior securities?

       Not applicable

       [ ] Yes [ ] No

       If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

       18.	Has the fund distributed all of its assets to the fund's
shareholders?

       [X] Yes [ ] No

       If No,

       (a)	How many shareholders does the fund have as of the
date this form is filed?

       (b)	Describe the relationship of each remaining
shareholder to the fund:

       19.	Are there any shareholders who have not yet received
distributions in complete liquidation of their interests?

       [ ] Yes [X] No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

       20.	Does the fund have any assets as of the date this form is
filed?
(See question 18 above)

       [ ] Yes [X] No

       If Yes,

       (a)	Describe the type and amount of each asset retained
by the fund as of the date this form is filed:

       (b)	Why has the fund retained the remaining assets?
       (c)	Will the remaining assets be invested in
securities?

       [ ] Yes [ ] No
       21.	Does the fund have any outstanding debts (other than
face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [ ] Yes [X] No

       If Yes,

       (a)	Describe the type and amount of each debt or other
liability:

       (b)	How does the fund intend to pay these outstanding
debts or other liabilities?
IV.	Information About Event(s) Leading to Request For
Deregistration

       22.	(a)	List the expenses incurred in connection with the
Merger or Liquidation:

(i)	Legal expenses: $2,500.00

                      (ii)	Accounting expenses: 0

                      (iii)	Other expenses (list and identify
separately): 0

                      (iv)	Total expenses (sum of lines (i)-(iii)
above): $2,500.00

       (b)	How were those expenses allocated?  All expenses
incurred in connection with the liquidation of the Northstar Life Variable Universal Life Account were paid by Northstar
Life Insurance Company. Northstar Life Insurance Company is the depositor of the Northstar Life Variable Universal Life Account.

       (c)	Who paid those expenses?  See answer to 22(b)
above.

       (d)	How did the fund pay for unamortized expenses (if
any)?  See answer to 22(b) above.

       23.	Has the fund previously filed an application for an order
of the Commission regarding the Merger or Liquidation?

       [X] Yes [ ] No

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: The original application was filed on ________ and is identified by file no. 811-09807.
V.	Conclusion of Fund Business

       24.	Is the fund a party to any litigation or administrative
proceeding?

       [ ] Yes [X] No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

       25.	Is the fund now engaged, or intending to engage, in any
business activities other than those necessary for winding up its affairs?

       [ ] Yes [X] No

       If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

       26.	(a) State the name of the fund surviving the Merger:
       (b)	State the Investment Company Act file number of the
fund surviving the Merger: 811- __________

       (c)	If the merger or reorganization agreement has been
filed with the Commission, state the file number(s), form type used and date the agreement was filed:

       (d)	If the merger or reorganization agreement has not
been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

       The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Northstar Life Variable Universal Life Account, (ii) he or she is the Vice President and Assistant Secretary of Northstar Life Insurance Company, and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

       The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Theodore J. Schmelzle
Theodore J. Schmelzle
Vice President and Assistant Secretary
Northstar Life Insurance Company